UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MSP Recovery, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

53625R104

(CUSIP Number)

c/o MSP Recovery, Inc.

2701 Le Jeune Road, Floor 10

Coral Gables, Florida 33134

(305) 573-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53625R104

1.	Names of Reporting Persons Lionheart Equities, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 275,464,997 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 275,464,997 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,464,997
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages are presented as shares of Class A Common Stock, par value $0.0001 per share of MSP Recovery, Inc., a Delaware corporation (“Issuer”), on an as-converted basis.

(1)

Consists of: (i) 2,313,813 shares of Class A Common Stock; (ii) 121,250 shares of Class A Common Stock issuable to Lionheart Equities, LLC (“Lionheart Equities”) upon the exercise of warrants originally issued on or about August 18, 2020, each to purchase one share of Class A Common Stock at an exercise price of $0.0001 per share (as adjusted) and exercisable within 60 days after May 27, 2022 (“Private Warrants”); and (iii) 273,029,934 Class A Common Stock issuable to Lionheart Equities upon the exercise of warrants issued on May 27, 2022, each to purchase one share of Class A Common Stock at an exercise price of $11.50 per share and exercisable within 60 days after May 27, 2022 (the “New Warrants”).

(2)

The percentage of class was calculated based on 3,163,185,549 shares of Class A Common Stock outstanding as of May 23, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on May 27, 2022, and assuming the conversion of all Private Warrants and New Warrants owned by Lionheart Equities into Class A Common Stock, in accordance with Rule 13d-3(d)(1)(i) under the Act.

1.	Names of Reporting Persons Ophir Sternberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 601,617,497 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 601,617,497 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 601,617,497
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of: (i) 740,000 shares of Class A Common Stock, 92,500 shares of Class A Common Stock underlying Private Warrants, and shares of Class A Common Stock underlying 87,320,000 New Warrants owned by Lionheart Investments, LLC (“Lionheart Investments”), over which Ophir Sternberg (“Mr. Sternberg”) holds sole voting and investment control as the sole manager; (ii) 1,000,000 shares of Class A Common Stock and 118,000,000 shares of Class A Common Stock underlying New Warrants owned by Star Mountain Equities, LLC (“Star Mountain”), over which Mr. Sternberg holds sole voting and investment control as the sole manager; (iii) 2,313,813 shares of Class A Common Stock, 121,250 shares of Class A Common Stock underlying Private Warrants, and 273,029,934 shares of Class A Common Stock underlying New Warrants owned by Lionheart Equities, over which Mr. Sternberg holds sole voting and investment control as the sole manager; and (iv) 1,000,000 shares of Class A Common Stock and 118,000,000 shares of Class A Common Stock underlying New Warrants owned by the 2022 OS Irrevocable Trust (the “2022 Trust”) over which Mr. Sternberg’s spouse holds sole voting and investment control as the trustee.

(2)

The percentage of class was calculated based on 3,163,185,549 shares of Class A Common Stock outstanding as of May 23, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2022, and assuming the conversion of all Private Warrants and New Warrants owned by Lionheart Investments, Star Mountain, Lionheart Equities, and the 2022 Trust, respectively, into Class A Common Stock, in accordance with Rule 13d-3(d)(1)(i) under the Act.

EXPLANATORY NOTE

On May 23, 2022 (the “Closing Date”), the Issuer (formerly known as Lionheart Acquisition Corporation II), consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Membership Interest Purchase Agreement, dated as of July 11, 2021 (as amended, the “MIPA”), by and among the Issuer, Lionheart II Holdings, LLC, a wholly owned subsidiary of the Issuer (“Opco”), the MSP Purchased Companies (as defined in the MIPA) (collectively, “MSP”), the members of MSP (the “Members”), and John H. Ruiz, in his capacity as the representative of the Members. Pursuant to the MIPA, the Members sold and assigned all of their membership interests in MSP to Opco in exchange for non-economic voting shares of Class V common stock of the Issuer and non-voting economic Class B Units of Opco. In connection with the Business Combination, (i) each outstanding share of Class B Common Stock of the Issuer issued prior to the initial public offering of the Issuer was converted into a share of Class A Common Stock on a one-for-one basis, (ii) each Unit of the Issuer, comprising one share of Class A Common Stock and one-half of one Private Warrant (“Units”), separated into its components, comprising one share of Class A Common Stock and one-half of one Private Warrant, (iii) the Issuer declared a dividend (“New Warrant Dividend”) comprising an aggregate of approximately 1,029,000,000 New Warrants, issuable to stockholders of record of Class A Common Stock as of the close of business on the Closing Date, and (iv) the Issuer amended and restated its certificate of incorporation to, among other things, change its name from Lionheart Acquisition Corporation II to MSP Recovery, Inc.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Issuer’s Class A Common Stock. The principal executive officers of the Issuer are located at 2701 Le Jeune Road, Floor 10, Coral Gables, Florida 33134.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly by Lionheart Equities and Mr. Sternberg and (together, the “Reporting Persons,” and each, a “Reporting Person”).

(b)	The business address of each Reporting Person is c/o Lionheart Capital, LLC, 4218 NE 2nd Avenue, Miami, FL 33137.

(c)	The principal business of: (i) Lionheart Equities is to hold the shares of the Issuer and other special purpose acquisition companies; and (ii) Mr. Sternberg is serving as a director of the Issuer.

(d)	During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Lionheart Equities is a limited liability company organized under the laws of the State of Delaware. Mr. Sternberg is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 hereof are incorporated herein by reference.

The shares of Class A Common Stock reported in this Schedule 13D were acquired as follows:

•

2,071,313 shares of Class A Common Stock held by Lionheart Equities, 555,000 shares of Class A Common Stock held by Lionheart Investments, 1,000,000 shares of Class A Common Stock held by Star Mountain, and 1,000,000 shares of Class A Common Stock held by the 2022 Trust were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding share of Class B Common Stock of the Issuer issued prior to the initial public offering of the Issuer was converted into shares of Class A Common Stock on a one-for-one basis.

•

242,500 shares of Class A Common Stock held by Lionheart Equities and 185,000 shares of Class A Common Stock held by Lionheart Investments were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding Unit issued in a private placement in connection with the initial public offering of the Issuer was separated into its components, comprising one share of Class A Common Stock and one-half of one Private Warrant.

•

121,500 shares of Class A Common Stock issuable to Lionheart Equities and 92,500 shares of Class A Common Stock issuable to Lionheart Investments, in each case, issuable upon the exercise of Private Warrants, were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding Unit issued in a private placement in connection with the initial public offering of the Issuer was separated into its components, comprising one share of Class A Common Stock and one-half of one Private Warrant.

•

273,029,934 shares of Class A Common Stock issuable to Lionheart Equities, 87,320,000 shares of Class A Common Stock issuable to Lionheart Investments, 118,000,000 shares of Class A Common Stock issuable Star Mountain, and 118,000,000 shares of Class A Common Stock issuable the 2022 Trust, in each case, issuable upon the exercise of New Warrants, were acquired on May 27, 2022 in connection with the consummation of the Business Combination, pursuant to which the Issuer issued New Warrants to stockholders of record of Class A Common Stock as of the close of business on the Closing Date.

Item 4. Purpose of Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

Each Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions either Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or, subject to its contractual obligations, sell or otherwise transfer all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, each Reporting Person may engage in discussions with other members management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Depending on various factors, including those discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect to any of the matters listed in Items 4(a)–(j) of Schedule 13D at any time.

Item 5. Interest in Securities of the Issuer

(a)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(b)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(c)	The Reporting Person has not engaged in any transaction in shares of Class A Common Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 above.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended & Restated Registration Rights Agreement

At the closing of the Business Combination, the Issuer, Lionheart Equities, certain stockholders of the Issuer, and certain Members entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) pursuant to which, among other things, the Issuer agreed to register for resale, pursuant to Rule 415 under the Act, the Registrable Securities (as defined in the A&R Registration Rights Agreement) that are held by and as appropriately requested by the parties thereto from time to time. Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to use commercially reasonable efforts to file a registration statement registering the resale of the Registrable Securities within 45 days of receipt of a demand for registration by certain holders of Registrable Securities that are party thereto. Certain holders of Registerable Securities may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as a majority-in-interest of such holders participate in, and their Registrable

Securities are included in, the underwritten offering. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The A&R Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders and underwriters against certain liabilities. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, a copy of which is incorporated herein by reference as Exhibit 99.1.

Amended and Restated Sponsor Agreement

Concurrently with the execution of the MIPA, the Issuer entered into an amended and restated sponsor agreement (the “A&R Sponsor Agreement”) with Opco and certain directors and officers of the Issuer (the “Insiders”) pursuant to which Lionheart Equities and the Insiders agreed: (a) to vote any shares of common stock of the Issuer owned by it, him or her (all such shares of common stock, the “Covered Shares”) in favor of the proposals set forth in the Proxy Statement (as defined in the A&R Sponsor Agreement) or any other duly called special meeting of the Issuer stockholders (or any adjournment or postponement thereof) called or requested for the purpose of soliciting the approval of the Issuer’s stockholders in connection with the consummation of the Business Combination; (b) not redeem, elect to redeem or tender or submit any Covered Shares owned by it, him or her for redemption in connection with the transactions contemplated by the MIPA; and (c) subject to certain exceptions set forth in the A&R Sponsor Agreement, not to transfer any shares of Class A Common Stock or any Private Warrants until the earlier of (i) six months after the consummation of the Business Combination or (ii) subsequent to the Business Combination, (x) if the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Sponsor Agreement, a copy of which is incorporated herein by reference as Exhibit 99.2.

Existing Warrant Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into a warrant agreement, dated August 13, 2020, by and between the Issuer and Continental Stock Transfer & Trust Company, LLC (the “Existing Warrant Agreement”). The Private Warrants were issued in registered form under the Existing Warrant Agreement. Pursuant to the terms of the Existing Warrant Agreement, and after giving effect to the issuance of the New Warrants, the exercise price of the Private Warrants decreased to $0.0001 per share of Class A Common Stock. A copy of the Existing Warrant Agreement is incorporated herein by reference as Exhibit 99.3.

New Warrant Agreement

In connection with the New Warrant Dividend, the Issuer entered into a warrant agreement between the Issuer and Continental Stock Transfer & Trust Company, dated May 23, 2022 (the “New Warrant Agreement”). The New Warrants will be issued in registered form under the New Warrant Agreement. A copy of the New Warrant Agreement is incorporated herein by reference as Exhibit 99.4.

Item 7. Material to be Filed as Exhibits

99.1	Amended & Restated Registration Rights Agreement, dated as of May 23, 2022, entered into by and among MSP Recovery, Inc., Lionheart Equities, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2022)

99.2	Amended and Restated Sponsor Agreement, dated as of July 11, 2021, by and among Lionheart Acquisition Corporation II, Lionheart Equities, LLC and certain Insiders (incorporated by reference to Exhibit 10.13 to the Issuer’s registration statement on Form S-4 (File No. 333-260969) filed with the SEC on April 29, 2022)

99.3	Warrant Agreement, dated August 13, 2020, by and between the Registrant and Continental Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2020)

99.4	New Warrant Agreement, entered into as of May 23, 2022, by and between MSP Recovery, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2022)

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Schedule 13D is true, complete and correct.

Date: June 7, 2022
LIONHEART EQUITIES, LLC

	By:	/s/ Ophir Sternberg
Name: Ophir Sternberg
Title: Member

/s/ Ophir Sternberg
Ophir Sternberg